ISSUER FREE WRITING PROSPECTUS
Dated January 24, 2012
Filed pursuant to Rule 433(e)
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated January 17, 2012, is available on the SEC Web site at
http://sec.gov/Archives/edgar/data/1474464/000114420412002612/v245581_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

On January 12, 2012, Nicholas Schorsch, Chairman and Chief Executive Officer of the Company, appeared in a television segment on Fox Business for an interview entitled “Tips for Investing in Real Estate.” The interview can be viewed on the Company’s website at http://akfocus.com/arcnyrr/tips-for-investing-in-real-estate-now.

A screen shot of the interview on the Company’s website and the transcript of the television segment is below.

American Realty Capital
New York Recovery REIT

Currently in New York City

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Tips for Investing in Real Estate Now

Jan 12, 2012 - American Realty Capital CEO Nicholas Schorsch gives his outlook for the real estate market.

Nicholas S. Schorsch
AMERICAN REALTY CAPITAL CEO
FOX
03:19 / 06:32

All properties pictured in the photographs herein, unless otherwise indicated, are not owned by American Realty Capital New York Recovery REIT, Inc. ("NYRR") or any affiliate. Rather, the photographs are included solely as an illustration of New York City real estate.

Statistical information and news items were selected by our advisor and may not be representitive of all available information.

THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN. AN OFFERING IS MADE ONLY BY A PROSPECTUS. THIS WEBSITE MUST BE VIEWED IN CONJUNCTION WITH THE PROSPECTUS. AS SUCH, A COPY OF THE CURRENT PROSPECTUS MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING. YOU SHOULD READ THE CURRENT PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. AN INVESTMENT IN AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC. ("NYRR" or the "Company") SHOULD BE MADE ONLY AFTER A CAREFUL REVIEW OF THE PROSPECTUS. No offering is made except by a prospectus filed with the Department of Law of the State of New York. Neither the Attorney-General of the State of New York nor any other state or federal regulator has passed on or endorsed the merits of this offering or these securities or confirmed the adequacy or accuracy of the prospectus. Any representation to the contrary is unlawful. All information contained in this material is qualified in its entirety by the terms of the current prospectus. The achievement of any goals is not guaranteed. For more complete information about investing in NYRR, including risks, charges and expenses, refer to our prospectus. The prospectus is available electronically by **clicking here** or on the link in the left sidebar on any of the interior pages. You may also request a paper copy of the prospectus by contacting Realty Capital Securities, LLC as directed herein.

PLEASE DIRECT ANY PROGRAM SPECIFIC INQUIRY TO NYRR DIRECTLY.

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adequacy or accuracy of the prospectus. Any representation to the contrary is unlawful. All information contained in this material is qualified in its entirety by the terms of the current prospectus. The achievement of any goals is not guaranteed. For more complete information about investing in NYRR, including risks, charges and expenses, refer to our prospectus. The prospectus is available electronically by clicking here or on the link in the left sidebar on any of the interior pages. You may also request a paper copy of the prospectus by contacting Realty Capital Securities, LLC as directed herein.

AN INVESTMENT IN NYRR INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SECURITIES IN ARC NYRR ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

PLEASE DIRECT ANY PROGRAM SPECIFIC INQUIRY TO NYRR DIRECTLY.

American Realty Capital New York Recovery REIT, Inc., 405 Park Avenue, 12th Floor, New York, NY 10022, T 212-415-6500

Realty Capital Securities, LLC (Member FINRA/SIPC) is the dealer manager for American Realty Capital New York Recovery REIT, Inc., an affiliate. Investors should consider a fund's investment objectives, risks, charges and expenses before investing. The Prospectus contains this as well as other important information. Carefully read and consider the information contained in the Prospectus before you invest or send money. The information on this site must be read in conjunction with the Prospectus in order to fully understand all the implications and risks of the offering of securities to which it relates. A copy of the Prospectus must be made available to you in connection with this offering.

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Transcript

Fox Business Interview

“Tips for Investing in Real Estate”

Cheryl Casone and Nicholas Schorsch

January 12, 2012

Cheryl Casone: Well you can argue that the real estate depression could present new opportunities for those that are willing to take on risk. So where should real estate investors be looking right now? Nicholas Schorsch, American Capital CEO, joins me here on set. It is great to see you again by the way.

Nicholas Schorsch: Thank you. Glad to be here.

Cheryl Casone: We talked back in September. Now in this economy, consumers, especially with discretionary income, it seems that from a market’s perspective they are coming back, they are spending once again.

Nicholas Schorsch: Absolutely.

Cheryl Casone: But you say there is a real estate play embedded in that.

Nicholas Schorsch: Yes.

Cheryl Casone: How do we do it?

Nicholas Schorsch: Well this is almost a perfect storm for real estate because the world is delevering. Markets are delevering and real estate from a buyer standpoint is all about prices being low and we have that now in certain sectors so we have real value. You can buy a 20, 30% discount to replacement cost in some cases, some cases it is 15 to 20% below where it was 3 or 4 years ago so and debt is cheap. Not plentiful, but cheap so low leverage for an equity buyer is very, very reasonably priced today in the market so good quality commercial real estate is available and plentiful and people are looking for yield.

Cheryl Casone: But you are saying I know you like hotels and we are going to get to that but you say when it comes to commercial real estate basically the strip mall the good old American strip mall you say that we have got to focus ourselves on those that are in residential areas and also those that contain a major marquee name that would be stable in the rent such as Walgreens or a CVS. How specific do we have to be by region, by state or do you think this is a national?

Nicholas Schorsch: Right, well it is a national play because for example Dollar General is very strong in weaker markets because their customer is less affluent buyer. Okay, Walmart same thing whereas Nordstrom is a different kind of buyer. We look at risk adjusted value so Walgreens is a credit name, CVS, McDonald’s, FedEx. These are all high credit quality long duration leases, give you great diversity, risk adjusted returns and you can buy them at very, very reasonable values today so and you are not going to be looking at vacancies.

Cheryl Casone: Okay, so looking for, looking for malls that maybe have like a Home Depot for instance, okay. Now, let me ask you this. With regards to office space that is a piece of the pie that you say is not going to come back so you are actually bearish on office space.

Nicholas Schorsch: Very bearish on office and lodging. Office we think is going to continue to be challenged because of unemployment and technology. People have all these Blackberries, iPhone’s and they work more remotely so most corporations need less space and major markets like New York are terrific for office. It is going to recover and it already is recovering. The recovery here is strong, but how about other markets like Cleveland or Atlanta or Chicago where there is no profound need for office immediately.

Cheryl Casone: Okay.

Nicholas Schorsch: And they still have a lot of vacancy to absorb. So we think it is probably 3 years before that is the right time to buy office.

Cheryl Casone: Okay, let’s talk about health care that is what another investment play whether it is by stocks, by pharma, whatever, but with regards to say old folk’s homes, hospice care, things like that those properties. Do you have direct ownership in those right now?

Nicholas Schorsch: Yes, we have a REIT that is focused on healthcare. We think healthcare is demographically the strongest space in the market because the need for healthcare is growing because we are aging as a population.

Cheryl Casone: The baby boom generation is your argument I’m assuming.

Nicholas Schorsch: But not just the senior assisted living or the skilled nursing facilities we are talking about the actual hospitals. If you close your eyes and you think for a moment across the country and you drive through small towns what is building what, hospitals are building more facilities, skilled nursing, on campus outpatient facilities, these are for sale.

Cheryl Casone: So under American Capital Realty which is your particular publicly traded REIT over on the NASDAQ right now that there is exposure within that to healthcare?

Nicholas Schorsch: Well our parents, American Realty Capital the parent company which sponsors all of our entities runs a company called American Realty Capital Healthcare and that trust is a REIT that trust buys exclusively medical office, skilled nursing, hospital out care. We focus exclusively on that space and that is a really hot market right now for growth and it will be for the foreseeable decade.

Cheryl Casone: Okay, okay I promised hotels. I promised the viewers hotels so let’s talk about that.

Nicholas Schorsch: Right.

Cheryl Casone: Again, I have to say a little bit of a surprise here I mean we are seeing consumer credit jumped in December so it seems like consumer is coming back if you are going to go into the hotel REIT space somehow that is pretty bullish.

Nicholas Schorsch: No, we are not bullish on the hotel REIT space.

Cheryl Casone: Okay.

Nicholas Schorsch: We are not bullish on the hotel space because it is still too volatile. There are pockets of hotels like New York that are very strong, but across the nation you have the economy coming back slowly which is really good for real estate. Wwhen you look at an economic recovery that is gradual and over long period of time with low interest rates that is an ideal market it is a perfect storm for real estate lodging has not stabilized across the country yet so the hotels are going to be tough in some markets for example Florida still have some trouble on their desks.

Cheryl Casone: How would you do that on REIT in a reinvestment though, how would you actually play that, yeah?

Nicholas Schorsch: In REIT in hotels?

Cheryl Casone: Yeah.

Nicholas Schorsch: Well, if you were going to look at that down the road you know when the economy starts to heat up let’s say 6 to 12 months before you see the market recovering you want to buy low. You want to buy hotel space below the replacement cost per key and you want to be able to own those buildings as basically the existing hotels. Not new hotels, existing buildings.

Cheryl Casone: Why wouldn’t I just buy the stocks then?

Nicholas Schorsch: Of the hotel company?

Cheryl Casone: Yeah, I could just by MGM, I could buy a little Wynn and hold that.

Nicholas Schorsch: Well there is a difference because those hotel companies don’t own the real estate.

Cheryl Casone: Okay.

Nicholas Schorsch: They sell…Host has all of Marriott’s hotels, right? They split host to Marriott. The REIT’s, the hotel REIT’s own the real estate, the hotel companies own the management.

Cheryl Casone: Okay.

Nicholas Schorsch: So you can play them both. You have a very interesting play. The hotel business could be good now. Buying MGM could be good as the recovery comes. The real estate will be good for 3 years after because they now enjoy that revenue from the stabilized facilities.

Cheryl Casone: I think I want going to buy a—

Nicholas Schorsch: A mix.

Cheryl Casone: Exactly.

Nicholas Schorsch: Exactly.

Cheryl Casone: I’m going to buy a strip mall next to the Mandalay Bay in Vegas.

Nicholas Schorsch: This is not the time. I mean we are still early for the hotels.

Cheryl Casone: And Nicholas fascinating to talking to you again. The spectrum that you are observing right now on investing is very diverse. Thank you, Nicholas.

Nicholas Schorsch: Thank you very much.

Cheryl Casone: Good to see you again.

Nicholas Schorsch: Thank you.

Cheryl Casone: Nicholas Schorsch, American Realty Capital CEO.

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American Realty Capital New York Recovery REIT, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital New York Recovery REIT, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com .

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